UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-40617

Regencell Bioscience Holdings Limited

9/F Chinachem Leighton Plaza

29 Leighton Road

Causeway Bay, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Lock-up of Directors and Employees

Regencell Bioscience Holdings Limited today announced that all directors and employees who were previously granted stock options have agreed to a further lock-up undertaking for an additional 12 months, until January 20, 2025. Their shares will remain locked up until such date. A form of the lock-up undertaking is attached hereto as Exhibit 99.1. Previously, all such directors and employees had signed lock-up undertakings and related extensions until January 20, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2023

Regencell Bioscience Holdings Limited

By:	/s/ Yat-Gai Au
Name:	Yat-Gai Au
Title:	Chief Executive Officer and Chairman of the Board of Directors

[Signature Page to Form 6-K]

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Letter of Lock-up Undertaking

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